Exhibit 3(i)(e)

AMENDMENT TO THE ARTICLES OF INCORPORATION OF PLANKTOS CORP.

Pursuant to the provisions of the Nevada Revised Statutes, the undersigned corporation adopts the following amendment to the corporation’s articles of incorporation:

Article I

The name of the corporation is Planktos Corp.

Article II

On June 6, 2007, a majority of the stockholders of the corporation approved deleting Article IV of the articles of Incorporation in its entirety to provide for a new Article IV as set forth below.

This amendment deletes the language of Article IV of the articles of incorporation, providing for a new Article IV as follows:

“Article IV. The corporation shall have authority to issue an aggregate of 250,000,000 shares of common voting equity stock of par value one mil ($0.001) per share, and no other class or classes of stock, for a total capitalization of $250,000. The corporation’s capital stock may be sold from time to time for such consideration as may be fixed by the Board of Directors, provided that no consideration so fixed shall be less than par value.”

Article III

The number of shares of the corporation outstanding at the time this action was approved and this action was ratified was 83,073,873 and the number of shares entitled to vote thereon was 83,073,873.

Article IV

The number of shares voted to increase the corporation’s authorized common shares was 47,392,238 in favor, representing approximately 57% of the votes entitled to be cast. The number of votes cast in favor of increasing the corporation’s authorized common shares was sufficient for approval of same.

Article V

The increase in the corporation’s authorized common shares will be effective upon filing with the Nevada Secretary of State.

Dated July 30, 2007

/s/ Russ George

Russ George, Chief Executive Officer

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